UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Telecom Argentina S.A.

Exhibit

1. Financial information consisting of a free translation of (i) Telecom Argentina’s Operating Financial Review and Prospects as of March 31, 2019, (ii) the Unaudited Consolidated Financial Statements of Telecom Argentina S.A. as of March 31, 2019 and 2018.

2

Telecom Argentina S.A.

You should carefully review the information contained herein before making an investment decision. We have not authorized anyone to provide information that is different or additional to the information contained in this 6-K. We do not take responsibility for any other information about Telecom or Cablevisión that others may give you. If anyone provides you with different or additional information, not included in this 6-K, you should not rely on it. All defined terms not otherwise defined herein will have the meaning assigned to them in our annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 27, 2019, which we refer to as the “TEO 2018 20-F.”

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Telecom Argentina S.A. is a company incorporated under the laws of Argentina. Unless otherwise stated, the terms “the Company,” “Telecom,” “Telecom Group,” “we,” “us,” and “our” refer to Telecom Argentina S.A. and its consolidated subsidiaries as of December 31, 2018. Unless otherwise stated, references to the financial results of “Telecom” are to the consolidated financial results of Telecom Argentina and its consolidated subsidiaries. The Telecom Group is engaged in the provision of fixed and mobile telecommunications services.

Our unaudited consolidated financial statements as of March 31, 2019 and 2018 and for the three-month period ended March 31, 2019 and 2018 and the notes thereto (the “TEO 1Q 2019 Unaudited Consolidated Financial Statements”), have been prepared in accordance with IFRS as issued by the IASB and have been reviewed by Price Waterhouse & Co. S.R.L. (a member firm of the PricewaterhouseCoopers network) an independent registered public accounting firm (“Price Waterhouse”).

Third-Party Information

The information set forth in this 6-K with respect to the market environment, market developments, growth rates, trends and competition in the markets and segments in which TEO operates are based on information published by the Argentine federal and local governments through the Instituto Nacional de Estadísiticas y Censos (the National Statistics and Census Institute, or “INDEC”) and the Ministry of Public Works, the Banco Central de la República Argentina (the Central Bank of Argentina), the Dirección General de Estadística y Censos de la Ciudad de Buenos Aires (General Directorate of Statistics and Census of the City of Buenos Aires) and the Dirección Provincial de Estadística y Censos de la Provincia de San Luis (Provincial Directorate of Statistics and Census of the Province of San Luis), as well as on independent third-party data, statistical information and reports produced by unaffiliated entities such as Dataxis, International Data Corporation (“IDC”), SNL Kagan Media-Communications (“Kagan”) and Pyramid Research Inc. (“Pyramid”), as well as on our own internal estimates.

Market studies are frequently based on information and assumptions that may not be exact or appropriate, and their methodology is by nature forward looking and speculative. This 6-K also contains estimates made by us based on third-party market data, which in turn is based on published market data or figures from publicly available sources.

We have not verified the figures, market data or other information on which third parties have based their studies nor have such third parties verified the external sources on which such estimates are based. Therefore we do not guarantee, nor do we assume responsibility for, the accuracy of the information from third-party studies presented in this 6-K or for the accuracy of the information on which such third-party estimates are based.

This 6-K also contains estimates of market data and information derived therefrom which cannot be gathered from publications by market research institutions or any other independent sources. Such information is based on our internal estimates. In many cases there is no publicly available information on such market data, for example from industry associations, public authorities or other organizations and institutions. We believe that these internal estimates of market data and information derived therefrom are helpful in order to give investors a better understanding of the industry in which we operate as well as our position within this industry. Although we believe that our internal market observations are reliable, such estimates are not reviewed or verified by any external sources. In addition, such estimates reflect various assumptions made by us that may or may not prove accurate, as well as the exercise of a substantial degree of judgment by management as to the scope and presentation of such information. No representations or warranties can be made concerning the accuracy of our estimates of market data and the information received therefrom. These may deviate from market data estimates made by our competitors or future statistics provided by market research institutes or other independent sources.  We cannot assure you that our market data estimates or the assumptions are accurate or correctly reflect the state and development of, or our position in, the industry.

4

INDEX TO THE UNAUDITED FINANCIAL STATEMENTS OF TELECOM ARGENTINA S.A.

Unaudited Consolidated Financial Statements (as of and for the three-month period ended March 31, 2019 and 2018)

5

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of March 31, 2019

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$43.35 = US$1 as of March 31, 2019

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2019 AND 2018

INDEX

Operating and Financial Review and Prospects

Unaudited consolidated financial statements

Unaudited consolidated statements of financial position

Unaudited consolidated income statements

Unaudited consolidated statements of comprehensive income

Unaudited consolidated statements of changes in equity

Unaudited consolidated statements of cash flows

Notes to the unaudited consolidated financial statements

Limited review report on interim condensed consolidated financial statements

Corporate information

TELECOM ARGENTINA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2019

(In millions of Argentine pesos or as expressly indicated)

1.            General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of March 31, 2019 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three-month period ended March 31, 2018, restated to current currency as of March 31, 2019.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.e) to the consolidated financial statements) of the last three years and as of March 31, 2019 and 2018 according to official statistics (INDEC) used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of March 31, 2018	As of March 31, 2019

Variation in Prices
Annual	34.6%	24.7%	47.6%	25.1%	54.8%
Accumulated 3 years	102.2%	96.6%	147.8%	97.3%	136.4%
Accumulated 3 months	n/a	n/a	n/a	6.6%	11.8%
Average 3 months	n/a	n/a	n/a	2.4%	4.5%

As established by the rules of the CNV, it will be included comparative information restated to current currency as of the closing date until reaching five comparative fiscal years.

2.            Telecom’s activities for the three-month periods ended March 31, 2019 (“1Q19”) and 2018 (“1Q18”)

			Variation
	1Q19	1Q18	$	%
Revenues	44,328	48,725	(4,397)	(9.0)
Employee benefit expenses and severance payments	(8,783)	(8,289)	(494)	6.0
Interconnection and transmission costs	(1,466)	(1,507)	41	(2.7)
Fees for services, maintenance, materials and supplies	(4,504)	(4,270)	(234)	5.5
Taxes and fees with the Regulatory Authority	(3,483)	(3,910)	427	(10.9)
Commissions and advertising	(2,518)	(2,881)	363	(12.6)
Cost of equipment and handsets	(2,182)	(2,619)	437	(16.7)
Programming and content costs	(3,412)	(3,413)	1	-
Bad debt expenses	(1,448)	(972)	(476)	49.0
Other operating income and expenses	(2,041)	(2,431)	390	(16.0)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use	(9,995)	(8,494)	(1,501)	17.7
Operating income	4,496	9,939	(5,443)	(54.8)
Earnings from associates	103	78	25	32.1
Financial results, net	105	3,817	(3,712)	(97.2)
Income before income tax expense	4,704	13,834	(9,130)	(66.0)
Income tax expense	(3,425)	(2,433)	(992)	40.8
Net income	1,279	11,401	(10,122)	(88.8)

Attributable to:
Controlling Company	1,232	11,374	(10,142)	(89.2)
Non-controlling interest	47	27	20	74.1
	1,279	11,401	(10,122)	(88.8)

Basic and diluted earnings per share attributable to the Controlling Company (in pesos)	0.57	5.28

•                Revenues

During 1Q19 consolidated revenues showed a variation of -9.0% (-$4,397 vs. 1Q18) amounting to $44,328. This is due to the Mobile, Internet and Cable TV service revenues, partially offset by higher Fixed and Data Services revenues.

Services revenues amounted to $41,521 (-8.2vs. 1Q18) and represent 93.7% of revenues. Mobile services revenues amounted to $14,813 in 1Q19 (-$2,630 vs. 2018), Internet Services revenues amounted to $10,152 in 1Q19 (-$649 vs. 2018) and the Cable Television Services revenues amounted to $9,575 in 1Q19 (-$961 vs. 2018). Equipment revenues decreased 19.9%, amounting to $2,807 and represent 6.3% of revenues.

Total Revenues include approximately $1,868 and $18,027 as of 1Q19 and 1Q18, respectively, related to the effect of restatement in terms of current currency as of March 31, 2019.

I

TELECOM ARGENTINA S.A.

Mobile Services

Mobile services revenues amounted to $14,813 (-$2,630 or -15.1% vs. 1Q18), being the main service in term of service revenues (35.7% and 38.6% of services revenues in 1Q19 and 1Q18, respectively). The variation was mainly due to mobile services revenues in Argentina, which amounted to $12,936 (-$2,960 or -18.6% vs. 1Q18), due to the decrease in the customers´ base of 4.1% and approximately -11.5% in ARPU.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in mobile services revenues amounts, approximately, to $612 and $6,498, as of 1Q19 and 1Q18, respectively.

Personal’s mobile customers amount to 18.2 million and 18.9 million as of March 31, 2019 and 2018, respectively, of which 7.3 million and 6.7 million correspond to postpaid customers, respectively. The main ratios related to the services provided to these customers were:

•                  Approximately 60% of the total of customers consist of prepaid customers, and 40% consist of postpaid customers as of March 31, 2019, while it amounts to 65% and 35% respectively, as of March 31, 2018.

•                  Mobile Internet services revenues are equivalent to 73% of Personal’s customers total services revenues.

•                  The monthly average revenue per user (“ARPU”) is $225.5 pesos per month in 1Q19 (vs. $254.8 pesos per month in 1Q18), representing a -11.5% variation.

•                  ARPU contemplates an increase in the prices of postpaid and “abono fijo” customers of approximately 39% in relation to the monthly charges as of March 31, 2018.

•                  The average churn rate per month amounted to 2.6% in 1Q19 (vs. 2.7% average in 1Q18).

During the fourth quarter of 2018, the integration mobile service brands began with the launch of a campaign to transport Nextel’s customers to Personal. This communication was accompanied by the presentation of Personal’s new Smart Radio service, which includes the benefits of the most modern 3G/4G network in the market. Smart Radio enables customers to communicate with all users who share the radio network, including other providers besides Personal, through the use of robust equipment or smartphones which are compatible with the application of the service.

Regarding infrastructure, the Company continued to enhance the mobile internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, which currently covers more than 1,500 locations from La Quiaca to Ushuaia, and reaching more than 12.5 million customers with 4G devices throughout the country. Accompanying these improvements, through a massive communication campaign, the 4G Personal Network was promoted as the fastest in the country -based on the results of international benchmarks that measure network standards through the worldwide experience of customers-.

On the other hand, in the first months of this year, Personal and Fibertel brands came together to offer the best Wi-Fi connectivity and 4G service experience, with benefits for their Club Personal customers.

Mobile services revenues generated in Paraguay amounted to $1,877 (+$330 or +21.3% vs. 1Q18) due to the appreciation of the Guaraní against the Argentine Peso by 48.4% and to the increase in ARPU, while the customer base remained stable.

The main ratios related to the mobile services in Paraguay were:

•                  Núcleo’s mobile customers amount to 2.4 million as of March 31, 2019 and 2018.

•                  Approximately 84% of total customers consist of prepaid customers, and 16% consist of postpaid customers as of March 31, 2019 and 2018.

•                  The monthly ARPU amounted to $232.6 pesos in 1Q19 (vs. $180.5 pesos in 1Q18), representing a 28.9% increase. This increase is mainly due to a 5.6% increase in the ARPU in Guaraníes in addition to the variation of the average exchange rate.

•                  The average churn rate per month amounted to 2.7% in 1Q19 (vs. 3.3% in 1Q18).

Internet Services

Internet services revenues amounted to $10,152 in 1Q19 (-$649 or -6.0% vs. 1Q18) driven mainly by the variation in the broadband ARPU of -7.1%, which reached $819.4 pesos in 1Q19 vs. $882.3 in 1Q18, maintaining stable the subscriber base in 1Q19, which amounts to 4.1 million. The average price of fees increased approximately by 39% with impact on the ARPU of March 31, 2019 vs. 2018.

II

TELECOM ARGENTINA S.A.

It should be noted that customers with service of 20Mb or higher represent 44.0% and 25.4% of the total customer base as of March 31, 2019 and 2018, respectively. These revenues represent a 49% and 29% of total Internet services revenues as of March 31, 2019 and 2018, respectively. Within this range there are customers who have plans of 100 Mb and 300 Mb (recently released to the market), that as of March 31, 2019 amount to 199,445 and 1,416, respectively.

Internet services churn rate per month amounted to 2.0% and 1.8% as of March 31, 2019 and 2018, respectively.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in internet services revenues amounts, approximately, to $436 and $3,948, as of 1Q19 and 1Q18, respectively.

Cable Television Services

Cable Television service revenues amounted to $9,575 in 1Q19 (-$961 or -9.1%vs. 1Q18). The variation is mainly due to the effects of the ARPU and a lower customer base of approximately 2.3%. The ARPU has varied by -12.2%, reaching $871.5 in the 1Q19 vs. $993.1 in 1Q18. It contains a price increase in the average monthly fees of 39% in relation to the monthly fees as of March 31, 2018.

The average monthly churn of 1Q19 amounted to approximately 1.5% (vs. 1.3% in 1Q18).

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Cable television services revenues amounts, approximately, to $411 and $3,870, as of 1Q19 and 1Q18, respectively.

Fixed Telephony and Data Services

Fixed Telephony and data services revenues amounted to $6,865 (+$657 or +10.6% vs. 1Q18), mainly due the increase in data services in the context of the Company’s position as an integrated ICT service provider (Datacenter, VPN, among others) in wholesale and government customers.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Fixed and Data services revenues amounts, approximately, to $284 and $2,283, as of 1Q19 and 1Q18, respectively.

In relation to Fixed telephony services, there have been increases in monthly fees charged to both corporate and residential fixed telephony customers, and in greater sales of combined product packs that include voice and Internet services, that aim to achieve higher levels of customer loyalty, partially offset by a 7.7% decrease in fixed telephony customers´ base as compared to 1Q18. The average monthly revenue billed per user (“ARBU”) of fixed telephony services remained constant and amounted to $314.3 in 1Q19.

On the other hand, the increase in Data services revenues, is mainly due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency.

Equipment

Equipment revenues amounted to $2,807 (-$699 or -19.9% vs. 1Q18). This variation is mainly due to lower handsets sold as compared to 1Q18 (-24%), partially offset by an approximately 69% increase in handset sale prices to the mobile services customers as compared to 1Q18.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Equipment revenues amounts, approximately, to $119 and $1,311, as of 1Q19 and 1Q18, respectively.

III

TELECOM ARGENTINA S.A.

•                Operating costs

Consolidated operating costs totaled $29,837 in 1Q19, which represents a decrease of $455 or -1.5% vs. 1Q18. These lower costs are mainly associated with the decrease in Interconnection and transmission costs, Taxes and fees with the Regulatory Authority, Commissions and advertising and Cost of equipment and handsets, partially offset by the increase in Employee benefit expenses and severance payments, Fees for services, maintenance, materials and supplies and for an increase in the charge for bad debt expenses.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Operating costs amounts, approximately, to $1,699 and $11,387, as of 1Q19 and 1Q18, respectively.

The costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $8,783 in 1Q19 (+$494 or +6.0% vs. 1Q18). The increase is mainly due to increases in salaries agreed by the Company with several trade unions with respect to unionized employees as well as to non-unionized employees, together with related social security charges, as well as higher charges for dismissals, due to a decrease in headcount of 7.0%, which amounted to 24,908 employees in 1Q19 (vs. 26,770 in 1Q18).

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Employee benefit expenses and severance payments amounts, approximately, to $369 and $3,072, as of 1Q19 and 1Q18, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, decreased, amounting to $1,466 in 1Q19 (-$41 or -2.7% vs. 1Q18), mainly due to operating efficiencies as of March 31, 2019 as compared to March 31, 2018, partially offset by greater traffic and increases in the exchange rate in relation to services set in U$S.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Interconnection and transmission costs amounts, approximately, to $60 and $576, as of 1Q19 and 1Q18, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $4,504 in 1Q19 (+$234 or +5.5% vs. 1Q18). The increase is mainly due to increases in fees for services, related to call centers for increased activity and price increases, to professional fees driven by a higher level of activity and new Company projects and services related to operational management in general. There were also higher technical, hardware and software maintenance costs due to the increase in prices and fluctuation of the exchange rate $/US$. This effect was partially offset by the processes synergies resulting from the merger of Telecom and Cablevisión in January 2018.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Fees for services, maintenance, materials and supplies amounts, approximately, to $369 and $1,389, as of 1Q19 and 1Q18, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $3,483 in 1Q19 (-$427 or -10.9% vs. 1Q18). This decrease corresponds mainly to the effect of the decrease in sales in 1Q19 vs. 1Q18 partially offset by the impact of the application of ENACOM Resolution No. 840/2018 that introduced changes in the determination of the radioelectric rights fee.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Taxes and fees with the Regulatory Authority amounts, approximately, to $150 and $1,441, as of 1Q19 and 1Q18, respectively.

IV

TELECOM ARGENTINA S.A.

Commissions and advertising

Commissions (including commissions paid to agents, prepaid card commissions and other commissions) and advertising totaled $2,518 in 1Q19 (-$363 or -12.6% vs. 1Q18). The decrease is due to lower charges for agent commissions as a result of the reordering of the sales channel and a slight decrease in advertising due to the synergies after the merger of 2018 that allowed reducing costs even with greater presence in various media, partially offset by higher collections fees.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Commissions and advertising amounts, approximately, to $105 and $1,172, as of 1Q19 and 1Q18, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold totaled $2,182 in 1Q19 (-$437 or -16.7% vs. 1Q18). $2,105 of this amount correspond to cost of handsets sold in Argentina, which decreased 16.6% vs. 1Q18, mainly due to lower handsets sold as compared to 1Q18 (-24%), partially offset by the increase in the purchase prices of handsets as compared to 1Q18.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Cost of equipment and handsets amounts, approximately, to $336 and $1,094, as of 1Q19 and 1Q18, respectively.

Bad debt expenses

Bad debt expenses amounted to $1,448 (+$476 or +49.0% vs. 1Q18). The increase is related to the reduction in the level of collections. Bad debt expenses represent 3.3% and 2.0% of the consolidated revenues in 1Q19 and in 1Q18, respectively.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Bad debt expenses amounts, approximately, to $61 and $359, as of 1Q19 and 1Q18, respectively.

Other operating income and expenses

Other operating income and expenses include provisions, energy and other public services, insurance, leases and internet capacity, among others. The decrease is mainly due to a decrease in operating leases due to the application of IFRS 16, as explained in Note 1.f) to the consolidated financial statements partially offset by increases in energy costs.

The effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Other operating income and expenses amounts, approximately, to $99 and $1,016, as of 1Q19 and 1Q18, respectively.

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use

Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use amounted to $9,995 (+$1,501 or +17.7% vs. 1Q18). The increase is due to the impact of the amortization of the CAPEX subsequent to March 31, 2018 as a consequence of the adjusted investment plan that the Company is developing and the effect of the application of IFRS 16 as of January 1, 2019, as disclosed in Note 1 to the Consolidated Financial Statements as of March 31, 2019 of Telecom of $617, partially offset by assets that have stopped amortizing in 2019.

On the other hand, the effect generated by the restatement in terms of the current currency as of March 31, 2019 included in Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use amounts, approximately, to $3,643 and $3,827, as of 1Q19 and 1Q18, respectively.

•                Operating income

Operating income amounted to $4,496 in 1Q19 (-$5,443 or -54.8%vs. 1Q18), representing 10.1% over consolidated revenues represented in 1Q19 (vs. 20.4% in 1Q18).

•                Financial results, net

Financial results, net resulted in a gain of $105 and $3,817 in 1Q19 and 1Q18, respectively. The variation in Financial Results, net is mainly due to higher foreign currency exchange net losses due to the depreciation of the peso against the US$ during 1Q19 (15% vs. 8% in 1Q18), higher interest losses amounting to $642 corresponding to the net financial debt, partially offset for the restatement in terms of current currency, which amounts approximately to $3,621 and $4,669 in 1Q19 and 1Q18, respectively.

V

TELECOM ARGENTINA S.A.

•                Net income

Telecom Argentina recorded a net income of $1,279 in 1Q19, which means a decrease of $10,122 in relation to the income of $11,401 in 1Q18, representing 2.9% of the revenues (vs. 23.4% in 1Q18). Net income attributable to controlling shareholders amounted to $1,232 in 1Q19 vs. an income of $11,374 in 1Q18.

•                Financial position, net

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and financial IFD less Financial debts) is debt and totaled $71,601 and $73,392 as of March 31, 2019 and as of December 31, 2018, respectively.

•                Capital expenditures (CAPEX) and Rights of use additions

CAPEX and Rights of use additions composition 1Q19 and 1Q18 is as follows:

	In millions of $		Variation 1Q19 vs. 1Q18
	1Q19	1Q18	$	%
PP&E	7,744	8,222	(478)	(6)
Intangibles assets	298	1,105	(807)	(73)
Total CAPEX	8,042	9,327	(1,285)	(14)
Rights of use	1,025	-	1,025	n/a
Total CAPEX and Rights of use additions	9,067	9,327	(260)	(3)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 3G and 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

It also continued with the expansion of transmission and transport networks to join the different access technologies, converting the fixed copper networks to fiber or hybrid fiber-coaxial networks to meet, in this way, the growing demand of services of both fixed telephony and mobile services customers. Likewise, significant investments have also been made in the pricing, billing and customer relationship systems.

In relation to the additions of the Rights of Use, IFRS 16 provides that, from the years beginning on January 1, 2019, the Company as lessee recognizes a right of use asset and a liability at present value for those contracts that meet the definition of lease contracts in accordance with such standard.

3.            Summary of comparative consolidated statements of financial position

	March 31,
	2019	2018
Current assets	39,305	41,011
Non-current assets	379,959	368,491
Total assets	419,264	409,502
Current liabilities	54,084	82,811
Non-current liabilities	108,449	67,313
Total liabilities	162,533	150,124
Equity attributable to the Controlling Company	253,167	256,330
Equity attributable non-controlling interest	3,564	3,048
Total Equity	256,731	259,378
Total liabilities and equity	419,264	409,502

VI

TELECOM ARGENTINA S.A.

4.            Summary of comparative consolidated income statements

	1Q19	1Q18
Revenues	44,328	48,725
Operating costs	(39,832)	(38,786)
Operating income	4,496	9,939
Earnings from associates	103	78
Financial results, net	105	3,817
Income before income tax expense	4,704	13,834
Income tax expense	(3,425)	(2,433)
Net income	1,279	11,401
Other comprehensive loss, net of tax	(542)	(608)
Total comprehensive income	737	10,793
Attributable to Controlling Company	782	10,880
Attributable to non-controlling interest	(45)	(87)

5.            Summary of comparative consolidated statements of cash flow

	1Q19	1Q18
Net cash flows provided by operating activities	14,491	13,530
Net cash flows used in investing activities	(6,873)	(3,019)
Net cash flows used in financing activities	(1,806)	(6,041)
Net foreign exchange differences and RECPAM on cash and cash equivalents	85	394
Total cash and cash equivalents provided by (used in) during the period	5,897	4,864

6.            Statistical data (in physical units in index-term)

	03.31.19	03.31.18
Cable TV Subscribers (i)	97.6%	99.8%
Internet Access (iii)	101.3%	100.4%
IDEN telephony services lines (ii)	16.6%	34.8%
Fixed telephony services lines (iii)	91.0%	98.6%
Personal Mobile telephony services lines (iii)	95.6%	99.7%
Núcleo’s customers (iii)	97.5%	98.2%

(i)                Base December 2013= 100

(ii)              Base December 2015= 100

(iii)            Base December 2017= 100

7.            Consolidated ratios

	03.31.19	12.31.18
Liquidity (1)	0.73	0.63
Solvency (2)	1.58	1.60
Locked-up capital (3)	0.91	0.91

1)                Current assets/Current liabilities.

2)                Total equity/Total liabilities.

3)                Non-current assets/Total assets.

8.            Outlook

In macroeconomic terms, in the first months of 2019 the slowdown tendency of the country’s economic growth continued, which began in mid-2018. The main variables that affect this situation are associated with the sustained increase in inflation levels, high interest rates and the peso devaluation that is affecting the Argentine economy in the last months.

The economic-financial performance of Telecom - and other companies that operate in Argentina- were not exempt to the impact of exchange differences, especially for a company that has to make intensive investments in infrastructure, with dollarized inputs, but operates in Argentine pesos in the local market.

Even though we continue to ratify our long-term commitment with the country, through a strategic investment strategic plan destined to the deployment of infrastructure and system integration, the economic situation forces us to focus strongly on operating efficiencies management to maintain levels of growth in line with the investments committed.

In order to meet the expected investment levels, during the month of February, Telecom subscribed a financing agreement with the International Finance Corporation (IFC), an institution of the World Bank Group for the private sector, for a total amount up to US$ 450 million. The resources are destined to continue the deployment of infrastructure of our fixed-mobile convergent network with differential characteristics.

VII

TELECOM ARGENTINA S.A.

Regarding the framework that regulates our activity, we continue accompanying the government’s vocation to extend connectivity throughout the country, encouraging the willingness of companies such as Telecom, with the capacity and commitment to build modern and powerful networks that bring high quality products and services to Argentina.

We are focused on providing the best offer of products and services in terms of speed, quality, technological reliability together with high-value contents. During 2019, Telecom plans to give continuity to the technological reconversion process and management systems update in order to provide the best service to our customers.

We continue deploying fiber optic increasingly closer to the homes, unifying different access technologies to improve browsing speeds and converting the fixed copper networks into fiber or hybrid fiber-coaxial networks to offer higher connection speed and capacity. This process is enhanced by a strong commercial leverage of the Fibertel brand, which has the best performance in terms of customer preference.

Regarding the mobile network we have the fastest 4G service in the country, and we continue to expand its coverage and capacity through the 4.5G network, as a way to prepare for 5G technology and the internet of things.

Our daily challenge is to reach to customers with applications and content that they can consume from any device, fixed or mobile, anywhere and at any time. That is why we offer high quality content through Flow, a unique entertainment platform, which contains co-productions and variety and high-quality content.

We also have the differential value of high capacity and capillarity of the IP interurban transport network, with a new architecture that will allow to transport not only own digital contents but also those of third parties.

The complete integration of our mobile fixed network, the most powerful and sustainable of our country, will allow us to deepen the transformation plan of contents and IP video services, among which Flow is the ultimate offering.

Mariano Ibáñez
Vice-president

VIII

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.e)

		March 31,	December 31,
	Note	2019	2018
ASSETS
Current Assets
Cash and cash equivalents	2	13,534	7,706
Investments	2	1,842	1,533
Trade receivables	3	16,461	19,475
Other receivables	4	4,358	5,674
Inventories	5	3,110	3,061
Total current assets		39,305	37,449
Non-Current Assets
Trade receivables	3	68	68
Other receivables	4	1,443	1,927
Deferred income tax assets	13	128	87
Investments	2	4,967	6,257
Goodwill	6	134,635	134,698
Property, plant and equipment	7	167,658	168,097
Intangible assets	8	65,338	66,499
Right of use assets	9	5,722	634
Total non-current assets		379,959	378,267
TOTAL ASSETS		419,264	415,716
LIABILITIES
Current Liabilities
Trade payables	10	21,288	25,558
Financial debt	11	19,702	22,415
Salaries and social security payables	12	5,825	6,651
Taxes payables	14	3,107	2,593
Leases liabilities	15	1,616	-
Other liabilities	16	1,712	1,719
Provisions	17	834	832
Total current liabilities		54,084	59,768
Non-Current Liabilities
Trade payables	10	623	637
Financial debt	11	71,655	66,280
Salaries and social security payables	12	419	388
Deferred income tax liabilities	13	28,015	27,445
Taxes payables	14	22	29
Leases liabilities	15	2,785	-
Other liabilities	16	1,206	1,297
Provisions	17	3,724	3,878
Total non-current liabilities		108,449	99,954
TOTAL LIABILITIES		162,533	159,722
EQUITY
Equity attributable to Controlling Company		253,167	252,385
Equity attributable to non-controlling interest		3,564	3,609
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)	20	256,731	255,994
TOTAL LIABILITIES AND EQUITY		419,264	415,716

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.e)

		Three-month periods ended March 31,
	Note	2019	2018
Revenues	21	44,328	48,725
Employee benefit expenses and severance payments	22	(8,783)	(8,289)
Interconnection and transmission costs		(1,466)	(1,507)
Fees for services, maintenance, materials and supplies	22	(4,504)	(4,270)
Taxes and fees with the Regulatory Authority	22	(3,483)	(3,910)
Commissions and advertising		(2,518)	(2,881)
Cost of equipment and handsets	22	(2,182)	(2,619)
Programming and content costs		(3,412)	(3,413)
Bad debt expenses	3	(1,448)	(972)
Other operating income and expenses	22	(2,041)	(2,431)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	22	(9,995)	(8,494)
Operating income		4,496	9,939
Earnings from associates		103	78
Debt financial expenses	23	(4,050)	(749)
Other financial results, net	23	4,155	4,566
Income before income tax expense		4,704	13,834
Income tax expense	13	(3,425)	(2,433)
Net income for the period		1,279	11,401

Attributable to:
Controlling Company		1,232	11,374
Non-controlling interest		47	27
		1,279	11,401

Earnings per share attributable to Controlling Company - Basic and diluted	1.d	0.57	5.28

See Note 22 for additional information on operating expenses per function.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.e)

	Three-month periods ended March 31,
	2019	2018

Net income for the period	1,279	11,401

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(488)	(723)
NDF effects classified as hedges	(75)	158
Income Tax effects on NDF classified as hedges	21	(43)
Other components of the comprehensive income, net of tax	(542)	(608)

Total comprehensive income for the period	737	10,793

Attributable to:
Controlling Company	782	10,880
Non-controlling interest	(45)	(87)
	737	10,793

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.e)

	Owners contribution				Reserves
	Outstanding shares - Capital nominal value (1)	Treasury shares - Capital nominal value (1) (2)	Inflation adjustment	Treasury shares acquisition cost (2)	Conntributed Surplus	Legal reserve	Special reserve for IFRS implementation	Voluntary reserve for capital investments (3)	Facultative (3)	Facultative reserve for future dividends payments	Other comprehensive results	Other deferred	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
Balances as of January 1, 2018	1,200	-	4,149	-	-	499	120	-	10,690	-	(2,104)	15	46,009	60,578	946	61,524
Incorporation of the Net Equity of the acquiree	969	15	44,581	(2,007)	-	2,034	971	3,690	-	25,066	(353)	(6)	(441)	74,519	1,309	75,828
Retained earnings adjustment	-	-	-	-	-	-	-	-	-	-	-	-	27	27	(23)	4
Merger effect	(15)	-	(50)	-	142,408	-	-	-	-	-	353	6	-	142,702	903	143,605
Call option reserve (4)	-	-	-	-	-	-	-	-	-	-	-	(147)	-	(147)	-	(147)
Dividends (5)	-	-	-	-	-	-	-	-	-	(15,780)	-	-	(16,449)	(32,229)	-	(32,229)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	11,374	11,374	27	11,401
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(494)	-	-	(494)	(114)	(608)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(494)	-	11,374	10,880	(87)	10,793

Balances as of March 31, 2018	2,154	15	48,680	(2,007)	142,408	2,533	1,091	3,690	10,690	9,286	(2,598)	(132)	40,520	256,330	3,048	259,378

Balances as of January 1, 2019	2,154	15	48,680	(2,007)	142,408	2,533	1,091	3,690	12,672	12,283	(839)	(397)	30,102	252,385	3,609	255,994

Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	-	-	-	-	-	1,232	1,232	47	1,279
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(450)	-	-	(450)	(92)	(542)
Total Comprehensive Income	-	-	-	-	-	-	-	-	-	-	(450)	-	1,232	782	(45)	737

Balances as of March 31, 2019	2,154	15	48,680	(2,007)	142,408	2,533	1,091	3,690	12,672	12,283	(1,289)	(397)	31,334	253,167	3,564	256,731

(1) As of March 31, 2019 and 2018 total shares (2,168,909,384), of $1 argentine peso of nominal value each, were issued and fully paid. As of March 31, 2019 and 2018, 15,221,373 were treasury shares.

(2) Corresponds to 15,221,373 shares of $1 argentine peso of nominal value each, equivalent to 0.70% of total capital.

(3) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(4) Call option reserve of non-controlling interest.

(5) As approved by the Company’s Board of Directors on January 31, 2018. Includes 15,780 of advanced dividends which were subsequently ratified by the General Ordinary Shareholders’ Meeting held on April 25, 2018.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.e)

		Three-month periods ended March 31,
	Note	2019	2018
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period		1,279	11,401
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		1,450	980
Depreciation of property, plant and equipment	7	7,845	6,844
Amortization of intangible assets	8	1,440	1,532
Amortization of rights of use	9	637	22
Earnings from associates	2.a	(103)	(78)
Impairment of PP&E	22	73	96
Disposals of PP&E and consumption of materials		(12)	199
Financial results and others		4,317	5,149
Income tax expense	13	3,425	2,433
Income tax paid		(348)	(1,436)
Net decrease in assets	2.b	2,424	(1,380)
Net increase (decrease) in liabilities	2.b	(7,936)	(12,232)
Total cash flows provided by operating activities		14,491	13,530
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(7,744)	(8,222)
Intangible asset acquisitions		(298)	(1,105)
Proceeds from dividends	2.b	78	28
Cash incorporated by the merger		-	4,665
Proceeds from the sale of property, plant and equipment and intangible assets		1	6
Investments not considered as cash and cash equivalents		1,090	1,609
Total cash flows used in investing activities		(6,873)	(3,019)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	12,397	32,837
Payment of financial debt	2.b	(12,047)	(467)
Payment of interests and related expenses	2.b	(1,331)	(567)
Payments of leases liabilities		(825)	-
Payment of cash dividends	2.b	-	(37,844)
Total cash flows used in financing activities		(1,806)	(6,041)

NET INCREASE IN CASH AND CASH EQUIVALENTS		5,812	4,470
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		7,637	7,288
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		85	394
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		13,534	12,152

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2019 AND 2018 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

Telecom: Telecom Argentina and its consolidated subsidiaries.

Personal/Micro Sistemas/Pem/CV Berazategui//Cable Imagen/ Última Milla/AVC Continente Audiovisual/Inter Radios: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Telecom Personal S.A., Micro Sistemas S.A.U., Pem S.A., CV Berazategui S.A., Cable Imagen S.R.L., Última Milla S.A., AVC Continente Audiovisual S.A., Inter Radios S.A.U.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay / Televisión Dirigida / Adesol: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A., Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A. y Adesol S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

“Abono fijo”: Under the “Abono fijo” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

BYMA (Bolsas y Mercados Argentinos) /NYSE: Buenos Aires Stock Exchange and New York Stock Exchange, respectively.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IASB:  International Accounting Standards Board.

IDEN: Integrated Digital Enhanced Network

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NDF: Non-Deliverable Forward.

PP&E: Property, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss)

Roaming: charges from the use of networks of other national and international operators.

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

TELECOM ARGENTINA S.A.

VAT: Value-Added Tax

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these Consolidated Financial Statements, unless otherwise stated, Argentine peso amounts are stated in millions

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)           Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (as amended by RT 29 and RT 43) that adopted IFRS as issued by the IASB, also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements were prepared following the same accounting policies as in the annual financial statements as of December 31, 2018, with the exception of the application of IFRS 16 (see Note 1.f), so, these unaudited consolidated financial statements do not include all the information required in an annual financial statement. As a consequence, they must be read jointly with the 2018 annual consolidated financial statements which can be consulted at the Company’s website (www.telecom.com.ar/inversores).

These consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina’s direct/indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Telecommunications services	Paraguay	67.50%
Microsistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investments	Argentina	100.00%
CV Berazategui (a)	Closed-circuit television	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (b)	Holding	Uruguay	100.00%
Última Milla	Services for telecommunication	Argentina	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	60.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%

(a)        The Company owned 70% indirectly through Pem until April 4, 2018 when the remaining 30% was acquired directly.

(b)        Includes the interest in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company’s Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency (see Note 1.e) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method.

These unaudited consolidated financial statements as of March 31, 2019, were approved by resolution of the Board of Directors’ meeting held on May 9, 2019.

TELECOM ARGENTINA S.A.

b)          Consolidated Financial Statement Formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to the “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered the most appropriate and represents the way that the business is monitored by the Executive Committee and the CEO and, additionally, are in line with the usual presentation of expenses in the ICT services industry;

•                  the consolidated statements of comprehensive income include the net income (or loss) of the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) net income (loss) of the period, (ii) other comprehensive income (loss) of the period, and (iii) transactions with shareholders (owners and non-controlling interest) if corresponds;

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Section 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2, 17, 18 and 22 to these unaudited consolidated financial statements, as admitted by IFRS.

c)           Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT services industry (adding to the same segment the activities related to the mobile services, internet services, cable television and fixed telephony services, services governed by the same regulatory framework of ICT services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding to costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically to one of them. Based on what was previously described and under the accounting principles established in the IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), taking into account that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the “Services rendered in Argentina” segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category “Other abroad segments”.

TELECOM ARGENTINA S.A.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the periods ended March 31, 2019 and 2018:

      Consolidated Income Statement as of March 31, 2019

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	40,005	1,758	41,763	2,684	120	2,804	(239)	44,328
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(26,521)	(1,627)	(28,148)	(1,846)	(82)	(1,928)	239	(29,837)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(5,762)	(3,579)	(9,341)	(590)	(64)	(654)	-	(9,995)
Operating income	7,722	(3,448)	4,274	248	(26)	222	-	4,496

Earnings from associates								103
Debt financial expenses								(4,050)
Other financial results, net								4,155
Income before income tax expense								4,704
Income tax expense								(3,425)
Net income								1,279

Attributable to:
Controlling Company								1,232
Non-controlling interest								47
								1,279

      Consolidated Income Statement as of March 31, 2018

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	29,392	17,192	46,584	1,381	879	2,260	(119)	48,725
Operating costs without depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(18,057)	(10,843)	(28,900)	(923)	(588)	(1,511)	119	(30,292)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use assets	(4,376)	(3,641)	(8,017)	(291)	(186)	(477)	-	(8,494)
Operating income	6,959	2,708	9,667	167	105	272	-	9,939

Earnings from associates								78
Debt financial expenses								(749)
Other financial results, net								4,566
Income before income tax expense								13,834
Income tax expense								(2,433)
Net income								11,401

Attributable to:
Controlling Company								11,374
Non-controlling interest								27
								11,401

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below (in current currency):

i)               Sales revenues from customers located in Argentina amounted to $41,525 and $46,378 during the three-month periods ended March 31, 2019 and 2018, respectively; while sales revenues from foreign customers amounted to $2,803 and $2,347 during the three-month periods ended March 31, 2019 and 2018, respectively;

TELECOM ARGENTINA S.A.

ii)            PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Services rendered in Argentina” amounted to $359,618 and $356,753 as of March 31, 2019 and as of December 31, 2018, respectively; while PP&E, Goodwill, Intangible assets and Rights of use assets corresponding to the segment “Other abroad segments” amounted to $13,735 and $13,175 as of March 31, 2019 and as of December 31, 2018, respectively.

d)          Net income per share

Basic earnings per share are calculated by dividing the net income attributable to owners of the Parent (Telecom Argentina) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and common shares to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

For the three-month periods ended March 31, 2019 and 2018, the weighted average number of shares outstanding amounted to 2,153,688,011.

e)           Measuring Unit - IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it operates in an economic environment considered hyperinflationary.

To determine the existence of a highly inflationary economy under the terms of IAS 29, the standard details a series of characteristics to consider, including a cumulative inflation rate over three years that approximates or exceeds 100%.

The macroeconomic events that have taken place in the country during the year 2018 and the three-year accumulated inflation rate as of December 31, 2018, that reached 147.8%, evidenced compliance with the qualitative and quantitative factors provided for in IAS 29 to consider Argentina as a highly inflationary economy for accounting purposes. On the other hand, the FACPCE issued Resolution No. 539/18 on September 29, 2018 in which defined the need to restate the financial statements of Argentine companies for reporting periods ended after July 1, 2018, establishing specific issues in relation to the inflation restatement such as, for example, the indexes to be used (Resolution approved on October 10, 2018, by the CPCECABA through Resolution No. 107/2018).

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018) amended Section 10 of Law No. 23,928, and its amendments, providing that the repeal of all the laws and regulations that establish or authorize price indexation, currency restatement, cost variance and any other form of restatement of debts, taxes, prices or fees related to property, works or services, does not apply to financial statements, which remain subject to Section 62 of the General Associations Law, as amended. In addition, it repealed Decree No. 1,269/2002, as amended, and delegated on the PEN, through its oversight agencies, the power to set the date as from which those regulations will come into effect in relation to the financial statements that are presented to them.

Therefore, through Resolution No. 777/18 (published in the Official Gazette on December 28, 2018), the CNV, the local regulatory agency, established the method to restate financial statements in current currency to be applied by issuers subject to its oversight, in accordance with IAS 29 for years/periods ended as of December 31, 2018. Therefore, these unaudited financial statements are restated in current currency of March 31, 2019.

In relation to the inflation index to be used, according to Resolution No. 539/18, it was determined according to the Internal Wholesale Price Index (IWPI) until the year 2016, considering for the months of November and December 2015 the average variation of the Consumer Price Index (CPI) of the City of Buenos Aires. Then, from January 2017, the National Consumer Price Index (National CPI) was considered.

The table below shows the evolution of these indexes in the last three years and as of March 31, 2019 and 2018 according to official statistics (INDEC) in accordance with Resolution No. 539/18:

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018	As of March 31, 2018	As of March 31, 2019

Variation in Prices
Annual	34.6%	24.7%	47.6%	25.1%	54.8%
Accumulated 3 years	102.2%	96.6%	147.8%	97.3%	136.4%
Accumulated 3 months	n/a	n/a	n/a	6.6%	11.8%

TELECOM ARGENTINA S.A.

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2018. The Foreign currency exchange gains (losses), as well as the accrued interest are determined in real terms, excluding the inflationary effect contained therein.

f)                IFRS 16 (Leases)

In January 2016, IFRS 16 was issued, which replaces IAS 17, IFRIC 14 and SIC 15 and 27. This standard establishes the criteria for recognition and valuation of leases for lessees and lessors. The changes incorporated impact mainly on the lessees accounting.

IFRS 16, effective as of January 1, 2019, provides that the lessee recognizes a right of use asset and a liability at present value with respect to those contracts that meet the definition of leases. According to the standard, a lease is a contract that provides the right to control the use of an identified asset for a specified time period. For a company to have control of use of an identified asset it:

a)             must have the right to obtain substantially all the economic benefits of the identified assets and

b)            must have the right to direct the use of the identified asset.

The adoption of IFRS 16 increases the values of assets and liabilities and generates a decrease in operating costs. In addition, there is an increase in the charge of amortization of Rights of use assets and financial results generated by the update of lease liabilities. It also changes the presentation of the income statement and the statement of cash flows.

Telecom maintains several contracts that fall under the definition of leases in accordance with IFRS 16, which can be summarized as follows: a) sites leases (for antenna placement); b) real estate leases (for commercial offices and others); c) poles leases (for wiring layout); d) dark fibres rights of use (rental of optical fibre for data transmission) and e) space leases (for colocalization of antennas).

The initial impact of the implementation of this standard implied an increase in non-current assets due to the initial recognition of Rights of use assets of $4,721 million and current and non-current liabilities for the initial recognition of Leases liabilities of $4,146 million. Additionally, are reclassified to Rights of use assets, Asset Retirement Obligation of PP&E of $180 million and Indefeasible Rights of Use of Intangible Assets of $454 million.

The composition of the Rights of use assets net carrying value, valued at amortized cost, as of January 1, 2019 and as of March 31, 2019 is detailed below:

	January 1, 2019	March 31, 2019

Poles	177	175
Real estate and others	688	816
Sites and others (1)	3,567	3,836
Occupation fee	289	281
Asset Retirement Obligation	180	175
Indefeasible rights of use	454	439
At the end of the period (1)	5,355	5,722

(1) Include $581 million and $523 million corresponding to Núcleo as of January 1, 2019 and March 31, 2019, respectively.

As a result of the adoption of IFRS 16, in the income statement for the three-month period ended March 31, 2019, operating leases decreased by $638 million, an additional depreciation of assets by rights of use of $617 million was recognized (without considering Indefeasible rights of use and Asset Retirement Obligation) and greater financial results were recognized as a result of the update of the Lease liabilities for $382 million, generating a net loss of $361 million before income tax and a deferred income tax of $90 million ($271 million of net loss, of which $265 million are attributable to controlling shareholders, $0.12 per share).

TELECOM ARGENTINA S.A.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

a)           Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	March 31,	December 31,
Cash and cash equivalents	2019	2018
Cash and Banks	2,581	2,100
Time deposits	9,192	5,539
Mutual funds	1,761	67
Total cash and cash equivalents	13,534	7,706
Investments
Current
Government bonds at fair value	886	813
Government bonds at amortized cost	476	580
Mutual funds	434	2
Other investments at amortized cost	46	138
Total current investments	1,842	1,533
Non- current
Government bonds at amortized cost	3,915	5,175
Investments in associates (*)	1,051	1,081
2003 Telecommunications Fund	1	1
Total non-current investments	4,967	6,257

(*) Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights	Valuation as of 03.31.2019	Valuation as of 12.31.2018
Ver T.V. S.A. (1)	Cable televisión station	Argentina	49.00	641	661
Teledifusora San Miguel Arcángel S.A. (1) (2) (3)	Cable televisión station	Argentina	50.10	242	253
La Capital Cable S.A. (2)	Closed-circuit television	Argentina	50.00	162	160
Other minor investments in associates at equity method				6	7
Total				1,051	1,081

(1)         Data about the issuer arise from extra-accounting information.

(2)         Direct and indirect interest.

(3)         Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months periods ended March 31,
	2019	2018
Ver T.V. S.A.	72	46
Teledifusora San Miguel Arcángel S.A.	30	23
La Capital Cable S.A.	1	9
Total	103	78

b)          Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations.

For purposes of the preparation of the consolidated statements of cash flows, cash and cash equivalents comprise cash, bank and short-term highly liquid investments (with a maturity of three months or less). Bank overdrafts are disclosed in the statement of financial position as financial debts and its flows in the consolidated cash flow statements as proceed and payment of financial debt, because they are part of the short-term financial permanent structure of Telecom and its subsidiaries.

Changes in assets/liabilities components:

	March 31,
Net decrease (increase) in assets	2019	2018
Trade receivables	1,551	(2,220)
Other receivables	953	728
Inventories	(80)	112
	2,424	(1,380)
Net increase (decrease) in liabilities
Trade payables	(4,632)	(764)
Salaries and social security payables	(689)	(1,717)
Taxes payables	(2,079)	(2,739)
Other liabilities and Provisions	(536)	(7,012)
	(7,936)	(12,232)

TELECOM ARGENTINA S.A.

Main Financing activities components

The following table presents the main financing activities components:

	March 31,
	2019	2018
Bank overdrafts	10	175
Notes	1,010	-
Bank loans	11,377	32,662
Total financial debt proceeds	12,397	32,837
Bank overdrafts	(987)
Bank loans	(10,819)	(40)
By purchase of equipment	(241)	(427)
Total payment of debt	(12,047)	(467)
Bank overdrafts	(96)	-
Bank loans - Interests and related expenses	(1,518)	(702)
By NDF, purchase of equipment and others	283	135
Total payment of interest and related expenses	(1,331)	(567)

Cash dividends from the Company

On January 31, 2018, the Board of Directors of Telecom Argentina approved (nominal amounts):

1.    the reversal of 9,729,418,019 Argentine pesos, of the “Reserve for future cash dividends” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) 2,863,000,000 Argentine pesos on February 15, 2018 and ii) 6,866,418,019 Argentine pesos on April 30, 2018, being the Board empowered to make such payment on an earlier date if it deemed it convenient;

2.    the distribution of 5,640,728,444 Argentine pesos, as advance cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Telecom Argentina as of September 30, 2017, which were paid on February 15, 2018; and

3.    the distribution of 4,502,777,155 Argentine pesos, as distribution of interim cash dividends under the provisions of Section 224, 2nd paragraph of the General Corporations Law, corresponding to the net profit (liquid and realized) of the period from January 1, 2017 to September 30, 2017 as it arises from the special-purpose unconsolidated financial statements of Cablevisión S.A as of September 30, 2017, -absorbed by Telecom Argentina- which were paid on February 15, 2018.

Dividends mentioned in items 2 and 3 above, were subsequently ratified by the Ordinary General Shareholers Meeting of April 25, 2018.

In conclusion, the dividends distribution aforementioned for a total of $19,872,923,618 (approximately $32,229 in current currency of March 31, 2019) were paid on February 15, 2018 for $13,006,505,599 and on March 21, 2018 $6,866,418,019 (approximately $31,231 in current currency of March 31, 2019).

Payment of the dividends declared by Cablevisión S.A.

•                  Fiscal Year 2018

On January 8, 2018, Telecom Argentina, as surviving company of Cablevisión S.A., paid the dividends declared by Cablevisión on December 18, 2017 for $4,077,790,056 Argentine pesos (approximately $6,613 in current currency of March 31, 2019).

Cash dividends from controlled companies and associates

•                  Fiscal Year 2019

During the first quarter of 2019, dividends were collected from Ver T.V. and Teledifusora San Miguel Arcángel for $78 ($71 corresponded to fiscal year 2016 and $7 correspond to fiscal year 2017), $74 are still pending collection.

•                  Fiscal Year 2018

During the first quarter of 2018, dividends were collected from Ver T.V. and Teledifusora San Miguel Arcángel for $18 (approximately $28 in current currency of March 31, 2019). These dividends corresponded to fiscal year 2016.

TELECOM ARGENTINA S.A.

Additional information required by IAS 7

	Balances as of December 31, 2018	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments and Others	Balances as of March 31, 2019
Bank overdrafts	2,545	(977)	-	(130)	1,438
Bank loans – principal	52,789	558	-	414	53,761
Notes – principal	21,059	1,010	-	(1,604)	20,465
NDF	112	(347)	-	235	-
By purchase of equipment	2,325	(241)	-	25	2,109
Accrued interests and related expenses	9,865	(1,647)	1,572	3,794	13,584
Total current and non-current financial debt (Note 11)	88,695	(1,644)	1,572	2,734	91,357

NOTE 3 – TRADE RECEIVABLES

Trade receivables consist of the following:

	March 31,	December 31,
Current Trade receivables	2019	2018
Ordinary receivables	19,856	22,265
Contractual asset IFRS 15	79	69
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	102	103
Allowance for doubtful accounts	(3,576)	(2,962)
	16,461	19,475
Non-current trade receivables
Ordinary receivables	41	42
Contractual asset IFRS 15	27	26
	68	68
Total trade receivables, net	16,529	19,543

Movements in the allowance for current doubtful accounts are as follows:

	March 31,
	2019	2018
At the beginning of the fiscal year	(2,962)	(797)
IFRS 9 retained earnings adjustment	-	(274)
Additions – Bad debt expenses	(1,448)	(972)
Uses and Currency translation adjustments	834	580
At the end of the period	(3,576)	(1,463)

NOTE 4 – OTHER RECEIVABLES

Other receivables consist of the following:

	March 31,	December 31,
Current other receivables	2019	2018
Prepaid expenses	1,399	1,607
Tax credits	1,338	1,524
Advances to suppliers	170	115
Settlement Pendings accounts	93	243
Guarantee deposits	26	27
Expenditure reimbursement	56	122
Financial NDF	449	839
Restricted funds	49	70
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	143	161
Receivables from sale of customer relationship	81	81
Other	572	902
Subtotal	4,376	5,691
Allowance for current other receivables	(18)	(17)
	4,358	5,674
Non-current other receivables
Prepaid expenses	221	505
Advances to suppliers	-	79
Tax credits	692	786
Restricted funds	110	103
Financial NDF	16	50
Regulatory Credits (Núcleo)	170	174
Guarantee deposits	55	51
Credit of indemnity for Tuves Paraguay acquisition	61	62
Receivables from sale of customer relationship	130	126
Other	2	4
Subtotal	1,457	1,940
Allowance for non-current other receivables	(14)	(13)
Total other receivables	1,443	1,927
	5,801	7,601

TELECOM ARGENTINA S.A.

Movements in the Allowance for current other receivables are as follows:

	March 31,
	2019	2018
At the beginning of the year	(17)	-
Increases	(1)	-
At the end of the period	(18)	-

Movements in the Allowance for non-current other receivables are as follows:

	March 31,
	2019	2018
At the beginning of the year	(13)	-
Increases	(1)	-
At the end of the period	(14)	-

NOTE 5 – INVENTORIES

Inventories consist of the following:

	March 31,	December 31,
	2019	2018
Mobile handsets and others	2,505	2,521
Radio equipment and others	51	72
Fixed telephones and equipment	15	17
Inventories for construction projects	673	600
Subtotal	3,244	3,210
Allowance for obsolescence of inventories	(134)	(149)
	3,110	3,061

Movements in the allowance for obsolescence of inventories are as follows:

	March 31,
	2019	2018
At the beginning of the year	(149)	(50)
Additions	-	(8)
Decreases	15	24
At the end of the period	(134)	(34)

NOTE 6 – GOODWILL

	March 31,	December 31,
	2019	2018
Argentina business	133,838	133,838
Uruguay business (1)	797	860
	134,635	134,698

(1)             The decrease in the amounts with respect to balance as of December 31, 2018 corresponds to currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	March 31,	December 31,
	2019	2018
PP&E before allowances and impairment	168,581	168,870
Valuation allowance for obsolecense and impairment of materials	(446)	(401)
Impairment of PP&E	(477)	(372)
	167,658	168,097

Movements in PP&E (without allowance and impairment for materials and PP&E) are as follows:

	March 31,
	2019	2018
At the beginning of the year	168,870	51,160
Incorporation by merger	-	103,588
CAPEX	7,744	8,222
Currency translation adjustments	(127)	136
Decreases and Consumption of materials	(61)	(198)
Depreciation of the period	(7,845)	(6,844)
At the end of the period	168,581	156,064

Movements in the valuation allowance for materials and impairment of materials are as follows:

	As of March 31,
	2019	2018
At the beginning of the year	(401)	(206)
Additions	(45)	(34)
At the end of the period	(446)	(240)

TELECOM ARGENTINA S.A.

Movements in the impairment of PP&E are as follows:

	As of March 31,
	2019	2018
At the beginning of the year	(372)	-
Additions	(105)	(59)
At the end of the period	(477)	(59)

NOTE 8 – INTANGIBLE ASSETS

	March 31,	December 31,
	2019	2018
Intangible assets before impairment	67,154	68,315
Impairment	(1,816)	(1,816)
	65,338	66,499

Movements in Intangible assets (without considering Impairment of Intangible assets) are as follows:

	March 31,
	2019	2018
At the beginning of the year	68,315	5,183
Incorporation by merger	-	65,984
CAPEX	298	1,105
Currency translation adjustments	(19)	132
Amortization of the period	(1,440)	(1,532)
At the end of the period	67,154	70,872

NOTE 9 – RIGHT OF USE ASSETS

	March 31,	December 31,
	2019	2018
Leases rights of use	5,108	-
Indefeasible right of use	439	454
Asset Retirement Obligation	175	180
	5,722	634

Movements in right of use assets are as follows:

	March 31,
	2019	2018
At the beginning of the year	634	150
Incorporation by merger	-	522
Incorporation by adoption of IFRS 16	4,721	-
CAPEX	1,025	-
Currency translation adjustments	(21)	-
Amortization of the period	(637)	(22)
At the end of the period	5,722	650

NOTE 10 – TRADE PAYABLES

	March 31,	December 31,
Current	2019	2018
Suppliers and commercial accruals	20,758	24,923
Companies under sect. 33 – Law No. 19,550 and Related Parties (Note 24.c)	530	635
	21,288	25,558
Non-current
Suppliers and commercial accruals	623	637
	623	637
Total trade payables	21,911	26,195

NOTE 11 – FINANCIAL DEBT

	March 31,	December 31,
Current	2019	2018
Bank overdrafts – principal	1,438	2,545
Bank loans – principal	11,403	14,476
By purchase of equipment	1,014	1,172
NDF	-	112
Accrued interest and related expenses	5,847	4,110
	19,702	22,415
Non-current
Notes – principal	20,465	21,059
Bank loans – principal	42,358	38,313
By purchase of equipment	1,095	1,153
Accrued interest and related expenses	7,737	5,755
	71,655	66,280
Total financial debt	91,357	88,695

TELECOM ARGENTINA S.A.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	March 31,	December 31,
Current	2019	2018
Salaries, annual complementary salaries, vacation and bonuses	4,113	4,889
Social security payables	1,337	1,431
Termination benefits	375	331
	5,825	6,651
Non-current
Termination benefits	419	388
	419	388
Total salaries and social security payables	6,244	7,039

NOTE 13 – DEFERRED INCOME TAX ASSETS/LIABILITIES

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	March 31,	December 31,
	2019	2018
Tax carryforward	(343)	(3,205)
Allowance for doubtful accounts	(1,744)	(1,034)
Provisions	(1,704)	(1,188)
Inventory	(232)	(171)
Pension and termination benefits	(361)	(263)
PP&E and Intangible assets	32,210	33,312
Cash dividends from foreign companies	390	467
Mobile handsets financed sales	280	189
Other deferred tax liabilities (assets), net	209	166
Total deferred tax liabilities, net	28,705	28,273
Actions for recourse tax receivable	(818)	(915)
Total deferred tax liability, net	27,887	27,358

Net deferred tax assets	(128)	(87)
Net deferred tax liabilities	28,015	27,445

Following, Income tax expense consists of the following:

	March 31,
	2019	2018

	Profit (loss)
Current tax expense	(42)	(3,117)
Deferred tax benefit	(3,383)	684
Income tax benefit (expense)	(3,425)	(2,433)

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	March 31,
	2019	2018
	Profit (loss)
Pre-tax income	4,704	13,834
Non-taxable items - Earnings from associates	(103)	(78)
Non-taxable items – Other	(46)	(3)
Inflation effect of Equity and goodwill	9,601	(4,696)
Subtotal	14,156	9,057
Weighted statutory income tax rate (*)	25.6%	26.7%
Income tax expense at weighted statutory tax rate	(3,623)	(2,417)
Tax rate change	214	-
Income tax on cash dividends of foreign companies	(16)	(16)
Income tax expense	(3,425)	(2,433)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Argentina was 30% for the periods presented. In Paraguay is 10% plus an additional rate of 5% in case of payment of dividends for the periods presented, in Uruguay is 25% for the periods presented and in the USA the effective tax rate is 26.5% for the periods presented.

TELECOM ARGENTINA S.A.

NOTE 14 –TAXES PAYABLES

	March 31,	December 31,
Current	2019	2018
Income tax (*)	40	13
Other national taxes	2,535	756
Provincial taxes	315	1,623
Municipal taxes	217	201
	3,107	2,593
Non- current
Provincial taxes	22	29
	22	29
Total taxes payables	3,129	2,622

(*) Corresponds to Tax Regularization Regime - Law No. 26,476 as of December 31, 2018.

NOTE 15 – LEASES LIABILITIES

	March 31,	December 31,
	2019	2018
Current	1,616	-
Non-current	2,785	-
Total leases liabilities	4,401	-

NOTE 16 – OTHER LIABILITIES

	March 31,	December 31,
Current	2019	2018
Deferred revenues on prepaid calling cards	833	794
Deferred revenues on connection fees and international capacity leases	82	85
Deferred revenues on construction projects	322	360
Mobile customer loyalty programs	162	193
Compensation for directors and members of the Supervisory Committee	58	53
Other (*)	255	234
	1,712	1,719
Non-current
Deferred revenues on connection fees and international capacity leases	248	284
Pension benefits	278	274
Mobile customer loyalty programs	263	313
Other (*)	417	426
	1,206	1,297
Total other liabilities	2,918	3,016

(*) Includes deferred revenue from subsidiaries for government subsidies for the acquisition of PP&E.

TELECOM ARGENTINA S.A.

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2018	Additions		Reclassifications	Decreases	Balances as of March 31, 2019
		Capital (i)	Interest (ii)
Current
Provisions	832	105	-	541	(644)	834
Total current provisions	832	105	-	541	(644)	834
Non- Current
Provisions	3,323	176	222	(541)	-	3,180
Asset retirement obligations	555	-	49	-	(60)	544
Total non-current provisions	3,878	176	271	(541)	(60)	3,724

Total provisions	4,710	281	271	-	(iii) (704)	4,558

	Balances as of December 31, 2017	Incorporation by merger	Additions		Reclassifications	Decreases	Balances as of March 31, 2018
			Capital (i)	Interest (ii)
Current
Provisions	-	670	-	-	307	(338)	639
Total current provisions	-	670	-	-	307	(338)	639
Non- Current
Provisions	1,412	2,072	121	124	(307)	-	3,422
Asset retirement obligations	389	613	-	35	-	(64)	973
Total non-current provisions	1,801	2,685	121	159	(307)	(64)	4,395

Total provisions	1,801	3,355	121	159	-	(iv) (402)	5,034

(i)      Charged to Other operating income and expenses.

(ii)      Charged to Other finance costs, net, interest for provisions line item.

(iii)     Include 218 corresponding to RECPAM

(iv)     Include 349 corresponding to RECPAM.

NOTE 18 – ADDITIONAL INFORMATION

Aging of assets and liabilities as of March 31, 2019

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Income tax assets
Total due	-	-	6,431	15	-
Not due
Second quarter 2019	13,534	1,575	8,264	2,280	-
Third quarter 2019	-	84	1,002	614	-
Fourth quarter 2019	-	104	561	500	-
First quarter 2020	-	79	203	949	-
April 2020 thru March 2021	-	680	68	1,059	-
April 2021 thru March 2022	-	1,966	-	139	-
April 2022 and thereafter	-	1,269	-	89	-
Not date due established	-	1	-	156	128
Total not due	13,534	5,758	10,098	5,786	128
Total	13,534	5,758	16,529	5,801	128

Balances bearing interest	10,953	5,757	3,187	273	-
Balances not bearing interest	2,581	1	13,342	5,528	128
Total	13,534	5,758	16,529	5,801	128

Average annual interest rate (%)	(a)	(b)	(c)	(d)	-

(a)             1,761 are assets in argentine pesos bearing interests at annual rates of 24.84% and 9,192 are assets in foreign currency bearing interests at annual rates between 2.11% and 6.5%.

(b)             Are assets in foreign currency bearing interests at annual rates between 2.87% and 10.88%.

(c)             3,075 bear interests at annual rate of 43.8%, 18 bear interests at annual rate of 72.09% and 94 bear interests at annual rate of 36%.

(d)             66 bear interests at a rate of 2.22% and 207 bear interests at a rate of 10.5%.

TELECOM ARGENTINA S.A.

Date due	Trade payables	Financial debt	Salaries and social security payables	Other taxes payables	Leases liabilities	Other liabilities	Income tax payables
Total due	1,917	-	-	-	-	-	-
Not due
Second quarter 2019	18,887	4,948	4,042	3,085	872	1,392	-
Third quarter 2019	95	5,090	748	3	255	105	-
Fourth quarter 2019	343	4,144	713	2	327	105	-
First quarter 2020	46	5,520	322	17	162	110	-
April 2020 thru March 2021	280	18,541	198	10	1,450	521	-
April 2021 thru March 2022	159	35,785	117	10	393	241	-
April 2022 and thereafter	184	17,329	104	2	942	444	-
Not date due established	-	-	-	-	-	-	28,015
Total not due	19,994	91,357	6,244	3,129	4,401	2,918	28,015
Total	21,911	91,357	6,244	3,129	4,401	2,918	28,015

Balances bearing interest	-	90,996	-	31	-	-	-
Balances not bearing interest	21,911	361	6,244	3,098	4,401	2,918	28,015
Total	21,911	91,357	6,244	3,129	4,401	2,918	28,015

Average annual interest rate (%)		(e)		(f)

(e)              1,105 are liabilities in argentine pesos bearing interests at annual rates between 20% and 50.25% and 89,881 are liabilities in foreign currency bearing interests at annual rates between 4.06% and 9.28%.

(f)                31 bear interests at a rate of 18%.

Foreign currency financial assets and liabilities

Financial assets and liabilities denominated in foreign currencies as of March 31, 2019 and December 31, 2018 are the following:

	03.31.2019	12.31.2018
	In equivalent millions of Argentine pesos
Assets	19,926	19,135
Liabilities	(109,412)	(100,890)
Assets (Liabilities) Net	(89,486)	(81,755)

In order to reduce this net position (debt) in foreign currency, Telecom has NDF as of March 31, 2019 amounting to US$114 million, therefore the net liability not hedged amounts to approximately US$1,948 million as that date.

Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2019 and December 31, 2018 is as follows:

	As of March 31, 2019
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	18,143	1,400	(23,525)	(356)
Offsetting	(1,614)	(43)	1,614	43
Current and noncurrent assets (liabilities) – Booked value	16,529	1,357	(21,911)	(313)

	As of December 31, 2018
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and noncurrent assets (liabilities) - Gross value	20,942	2,380	(27,594)	(424)
Offsetting	(1,399)	(35)	1,399	35
Current and noncurrent assets (liabilities) – Booked value	19,543	2,345	(26,195)	(389)

(2)        Includes financial assets and financial liabilities according to IFRS 7.

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that it is intended to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and foreign operators including interconnection and Roaming (being offsetting a standard practice in the telecommunications industry at the international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

TELECOM ARGENTINA S.A.

NOTE 19 – COMMITMENTS

The Company has entered into various purchase orders amounting in the aggregate to approximately $46,663 as of March 31, 2019 (of which $8,968 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

NOTE 20 – EQUITY

Equity includes:

	March 31,	December 31,
	2019	2018
Equity attributable to Controlling Company	253,167	252,385
Equity attributable to non-controlling interest	3,564	3,609
Total equity (*)	256,731	255,994

(*) Additional information is given in the consolidated statements of changes in equity.

As of March 31, 2019, the total capital stock of Telecom Argentina amounted to $2,168,909,384, represented by the same number of common book-entry shares with nominal value of $1 peso, of which 2,153,688,011 are entitled to one vote per share, since 15,221,373 are treasury shares that were acquired by the Company.

All of the Class B Shares and Class C Shares and 340,994,852 Class A Shares of Telecom Argentina are authorized for public offering granted by the CNV. Class B Shares are listed and traded on the leading companies panel of the BYMA and the NYSE.

Each American Depositary Share (ADS) represents 5 Class B shares of the Company and is traded on the NYSE under the ticker symbol TEO.

NOTE 21 – REVENUES

Revenues include:

	Three-month periods ended March 31,
	2019	2018
Mobile Services	14,813	17,443
Internet Services	10,152	10,801
Cable Television Services	9,575	10,536
Fixed and Data Services	6,865	6,208
Other services revenues	116	231
Subtotal Services revenues	41,521	45,219
Equipment revenues	2,807	3,506
Total Revenues	44,328	48,725

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $39,832 and $38,786 for the three-month periods ended March 31, 2019 and 2018, respectively. The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2019	2018
Employee benefit expenses and severance payments	Profit (loss)
Salaries, Social security expenses and benefits	(7,848)	(7,817)
Severance indemnities	(760)	(319)
Other employee expenses	(175)	(153)
	(8,783)	(8,289)

Fees for services, maintenance, materials and supplies
Maintenance and materials	(2,652)	(2,262)
Fees for services	(1,826)	(1,977)
Directors and Supervisory Committee’s fees	(26)	(31)
	(4,504)	(4,270)
Taxes and fees with the Regulatory Authority
Turnover tax	(1,611)	(2,196)
Municipal taxes	(471)	(589)
Other taxes and fees	(1,401)	(1,125)
	(3,483)	(3,910)

TELECOM ARGENTINA S.A.

	Three-month periods ended March 31,
	2019	2018
Cost of equipment and handsets	Profit (loss)
Inventory balance at the beginning of the year	(3,223)	(190)
Plus:
Incorporation by merger	-	(3,125)
Purchases	(2,260)	(3,514)
Other	47	(160)
Less:
Inventory balance at the end of the period	3,254	4,370
	(2,182)	(2,619)
Other operating income and expenses
Provisions	(281)	(121)
Rentals and internet capacity	(914)	(845)
Other	(846)	(1,465)
	(2,041)	(2,431)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use
Depreciation of PP&E	(7,845)	(6,844)
Amortization of intangible assets	(1,440)	(1,532)
Amortization of rights of use	(637)	(22)
Impairment of PP&E	(73)	(96)
	(9,995)	(8,494)

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 03.31.2019	Total 03.31.2018
Employee benefit expenses and severance payments	(4,942)	(1,459)	(2,382)	(8,783)	(8,289)
Interconnection costs and other telecommunication charges	(1,398)	-	(68)	(1,466)	(1,507)
Fees for services, maintenance, materials and supplies	(2,390)	(822)	(1,292)	(4,504)	(4,270)
Taxes and fees with the Regulatory Authority	(3,417)	(30)	(36)	(3,483)	(3,910)
Commissions and advertising	(59)	(390)	(2,069)	(2,518)	(2,881)
Cost of equipment and handsets	(2,182)	-	-	(2,182)	(2,619)
Programming and content costs	(3,407)	-	(5)	(3,412)	(3,413)
Bad debt expenses	-	-	(1,448)	(1,448)	(972)
Other operating income and expenses	(1,283)	(191)	(567)	(2,041)	(2,431)
Depreciation, amortization and impairment of PP&E, Intangible assets and Rights of use	(7,968)	(674)	(1,353)	(9,995)	(8,494)
Total as of 03.31.2019	(27,046)	(3,566)	(9,220)	(39,832)	-
Total as of 03.31.2018	(25,959)	(3,687)	(9,140)	-	(38,786)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month periods ended March 31,
	2019	2018
	Profit (loss)
Interests on financial debts (*)	(1,499)	(721)
Foreign currency exchange losses on financial debts (**)	(2,551)	(28)
Total Debt financial expenses	(4,050)	(749)
Interests	522	442
Taxes and bank expenses	(392)	(526)
Other Foreign currency exchange gains (losses)	691	73
Financial discounts on assets, debts and other	(35)	2
Gains (losses) on operations with notes and bonds	56	82
Interests on provisions	(271)	(159)
Financial expenses on pension benefits	(28)	(23)
RECPAM	3,621	4,669
Other	(9)	6
Total other financial results, net	4,155	4,566
Total financial results, net	105	3,817

(*)    Includes 17 and (12) corresponding to net income (losses) generated by NDF in the three-month periods ended March 31, 2019 and 2018, respectively. Likewise, includes 56 and 60 corresponding to activation of interests in works in progress in the three-month periods ended March 31, 2019 and 2018, respectively.

(**)   Includes 157 and 69 corresponding to net income generated by NDF in the three-month periods ended March 31, 2019 and 2018, respectively.

TELECOM ARGENTINA S.A.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling Company

As of March 31, 2019, CVH is the controlling company of Telecom Argentina, holding directly and indirectly 38.81% of the total capital stock of the Company.

b)            Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related (in terms of IAS 24) to Fintech Telecom LLC and CVH, except companies under sect. 33 of the LGS.

c)             Balances with Companies under section 33 - Law No. 19,550 and Related Parties

•                  Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	Type of related party	March 31,	December 31,
Other receivables (1)		2019	2018
La Capital Cable S.A.	Associate	69	87
Teledifusora San Miguel Arcángel S.A.	Associate	22	21
Ver T.V. S.A.	Associate	52	53
		143	161
CURRENT LIABILITIES
Trade payables
Televisora Privada del Oeste S.A.(2)	Associate	-	3
		-	3

•                  Related parties

CURRENT ASSETS	Type of related party	March 31,	December 31,
Trade receivables		2019	2018
Other Related parties	Related party	102	103
		102	103
CURRENT LIABILITIES
Trade payables
Other Related parties	Related party	530	632
		530	632

(1)                  Include 124 and 129 as of March 31, 2019 and as of December 31, 2018, respectively corresponding to dividends receivable.

(2)                  Associate Company throughout PEM.

d)       Transactions with Companies under section 33 - Law No. 19,550 and related parties

•                  Companies under section 33 - Law No. 19,550– Associates

	Transaction	Type of related party	Three-month periods ended March 31,
			2019	2018
			Profit (loss)
			Revenues
La Capital Cable S.A.	Services revenues	Associate	3	3
La Capital Cable S.A.	Other revenues	Associate	8	5
			11	8
			Operating costs
La Capital Cable S.A.	Fees for services	Associate	(7)	(6)
			(7)	(6)

•                  Related Parties

	Transaction	Type of related party	Three-month periods ended March 31,
			2019	2018
			Profit (loss)
			Revenues
Other Related parties	Services revenues	Related Party	28	27
			28	27
			Operating costs
Other Related parties	Programming costs	Related Party	(389)	(1,236)
Other Related parties	Editing and distribution of magazines	Related Party	(125)	(120)
Other Related parties	Advisory services	Related Party	(25)	(78)
Other Related parties	Advertising purchases	Related Party	(50)	(62)
Other Related parties	Other purchases and commisions	Related Party	(11)	(76)
			(600)	(1,572)

TELECOM ARGENTINA S.A.

The transactions discussed above were made on terms no less favorable to Telecom than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of its total shareholders’ equity, after being approved by the Audit Committee in compliance with Law No. 26,831.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses must be appropriated to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 26 – RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2019

a)           Syndicated Loan

On February 11, 2019 the Company canceled the outstanding balance of US$ 100 million which owed in relation to the syndicated loan agreement. On February 2, 2018, the Company had entered into the agreement with Citibank, N.A., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. y Banco Santander, S.A., in his capacity as a lender, Citigroup Global Markets Inc., HSBC México, S.A., Multiple Banking Institution, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, JPMorgan Chase Bank, N.A. and Santander Investment Securities Inc. as organizers, Citibank N.A. as an administrative agent and the Branch of Citibank N.A. in Argentina, as a local custodian agent for an aggregate principal amount of US$1,000 million.

b)   Disbursements for loan with IFC

On March 18, 2019, the Company received a disbursement for a total amount of US$290 million, in relation to the loan agreement that the Company signed with IFC for a total amount of up to US$450 million on March 4, 2019 (US$285.5 million were received, because US$4.5 million corresponding to debt issuance expenses were deducted from the initial disbursement). The disbursement of US$290 million is divided into two tranches: a) a disbursement of US$160 million, which accrues compensatory interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points payable in 8 consecutive semiannual equal installments from February 2021 with maturity date in August 2024 and b) a disbursement of US$130 million, which accrues compensatory interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.60 percentage points payable in 6 consecutive semiannual equal installments from February 2021 with maturity date in August 2023.

On the other hand, on April 25, 2019, an additional disbursement was received for a total amount of US$20 million which accrues compensatory interest payable semiannually for periods that are due at an annual rate equal to LIBO plus 4.85 percentage points payable in 8 consecutive semiannual equal installments from February 2021 and final maturity in August 2024.

As of March 31, 2019, an amount of $12,365 remained unpaid.

c)           Pre-cancellation of Term Loan

On October 17, 2018, Telecom had requested a disbursement of US$ 500 million in relation to the loan agreement with Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A., in its capacity as lenders, Citibank, N.A., HSBC Mexico, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. as organizers, Citibank N.A. as an administrative agent and the Citibank N.A. branch established in Argentina, as agent of local custody, for a term of 48 months.

On March 25, 2019, Telecom proceeded to a partial pre-cancellation of the loan by paying US$ 101.4 million (US$ 100 million of capital and US$ 1.4 million of interest).

TELECOM ARGENTINA S.A.

d)   Notes of Núcleo

The Extraordinary Shareholders’ Meeting of Núcleo held on April 24, 2018 amended section 3, 7, 9 and 10 of its bylaws in order to adapt them to the regulations of the securities market, becoming Núcleo, from the registration of the modification of its bylaws in the Public Registry, in a Public Limited Company (SAE).

On January 4, 2019, Núcleo requested the National Securities Commission and the Stock and Products Exchange of Asunción to register the Global Issuance Program that foresees the issuance of notes for an amount of up to Gs. 500,000,000,000 (approximately $3,200 million) under the conditions that are defined by the Board of Directors in each series.

On February 5, 2019, the Paraguayan National Securities Commission authorized the mentioned Program through Resolution No. 11E/19. Under such Program, Núcleo proceeded to issue Notes in two Series with the following conditions:

Series I

Issuance date: March 12, 2019.

Amount involved: Gs. 120,000,000,000 (approximately $841 millions).

Expiration Date: 60 months from its issuance date (March 12, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 11, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

Series II

Issuance date: March 28, 2019.

Amount involved: Gs. 30,000,000,000 (approximately $210 millions).

Expiration Date: 60 months from its issuance date (March 28, 2019).

Amortization: Capital will be settled by one payment in an amount equal to 100% of total capital, payable on its maturity date (March 26, 2024).

Interest rate: It bears interest from its issuance date until its maturity date at a fixed annual rate of 9.00%.

Interest Payment Date: Interest will be paid quarterly in arrears since issuance date. The last interest payment date will be the maturity date.

As of March 31, 2019, an amount of $1,055 remained unpaid.

NOTE 27 – SUBSEQUENT EVENTS TO MARCH 31, 2019

1)           Voting trust pursuant to the Shareholders´ Agreement between Fintech and CVH

In accordance with the Shareholders´ Agreement, on April 15, 2019, a Voting Trust Agreement (the “Trust Agreement”) was regularized, under which Fintech Telecom LLC and VLG S.A.U. (i) each contributed 235,177,350 shares of Telecom in a voting trust (the “Voting Trust”) which, when added to the shares that CVH holds (directly and indirectly) in Telecom Argentina, exceed fifty percent (50%) of the outstanding shares, and (ii) each appointed a co-trustee. The shares contributed to the Voting Trust are voted in accordance with the instructions of the co-trustee designated by CVH, except in respect of certain matters subject to veto under the Shareholders´ Agreement, in which case the co-trustee of Fintech Telecom LLC determines how to vote.

TELECOM ARGENTINA S.A.

2)           Resolution No. 50/10 and subsequent ones of the Secretariat of Domestic Trade of the Nation (“SCI”)

SCI Resolution No. 50/10 provided certain rules for the sale of pay television services. These rules provide that cable television operators must apply a formula to calculate their monthly subscription fee. The amount arising from the application of the formula was to be informed to the Office of Business Loyalty (Dirección de Lealtad Comercial), having cable television operators to adjust such amount semi-annually and to inform the result to such Office.

The Company believed that such Resolution is arbitrary and bluntly disregards its freedom to contract, which is part of the freedom of industry and trade, and therefore it has filed administrative claims requesting the suspension of the Resolution’s effects and its nullity. Notwithstanding the foregoing, the application of the formula provided by Resolution No. 50/10 for the purpose of calculating the monthly payment fee is impractical as a result of the vagueness of the variables considered.

On March 10, 2011 SCI Resolution No. 36/11 was published in the Official Gazette. This resolution falls within the framework of SCI Resolution 50/10. Resolution No. 36/11 set forth the parameters to be applied to the services to be provided by Cablevisión (today and by merger, Telecom) to its subscribers. The Company believes that Resolution No. 36/11 is illegal and arbitrary, since it is based on Resolution 50/10, which the Company believes is absolutely null and void.

Likewise, according to the decision issued on August 1, 2011 in re “LA CAPITAL CABLE S.A. c/ Ministerio de Economía-Secretaría de Comercio Interior de la Nación”, the Federal Court of Appeals of the City of Mar del Plata has ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by the Argentine Cable Television Association (“ATVC”). It is important to mention that the decision was being notified to the SCI and the Ministry of Economy on September 12, 2011, becaming fully effective. The National Government filed an extraordinary appeal against the decision issued by the Federal Court of Appeals of Mar del Plata, that was rejected, so the National Government filed a direct appeal to the Supreme Court, which was also dismissed.

Since the application of Resolution No. 50/10 has been suspended, the application of Resolution No. 36/11, which falls within the framework of the former, is also suspended. Subsequently, the SCI issued Resolutions No. 65/11, 92/11, 123/11, 141/11, 10/12, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 pursuant to which it extended the effectiveness of Resolution No. 36/11 up to and including September 2014. The Company believes, that given the terms under which the Federal Court of the City of Mar del Plata granted the preliminary injunction, which ordered the SCI to suspend the application of Resolution No. 50/10 with respect to all cable television licensees represented by ATVC (among them, the Company and its subsidiaries), and also given the fact that Resolutions No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/12, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14 limit to apply Resolution No. 50/10, continues protected by this preliminary injunction.

On September 23, 2014, the Court issued a decision in re “Municipalidad de Berazategui c/ Cablevisión” ordering the remission of the cases relating to these resolutions to the jurisdiction of the Federal Court of Mar del Plata, that had issued the decision on the collective action in favor of ATVC. Currently all causes related to this issue are processed in Federal Court of Mar del Plata.

In April 2019, La Capital Cable S.A. has been notified of the resolution issued by the Mar del Plata Federal Court of the City of Mar del Plata No. 2 by virtue of which the plaintiff promoted by La Capital Cable S.A. and also the ATVC. Such resolution declared the unconstitutionality of sections 2.a and 2.c of Law No. 20,680 in its original wording (prior to the amendment by Law No. 26,991) as well as the Resolution No. 50/10 and of the Resolutions that were its consequence and carry No. 36/11, 65/11, 92/11, 123/11, 141/11, 10/12, 25/12, 97/12, 161/12, 29/13, 61/13, 104/13, 1/14, 43/14 and 93/14. The Resolutions that set a price, at first, for the cable TV industry (Resolution No. 50/10) and then only for Cablevisión (Resolutions No. 36 and subsequent), found their basis in the previous drafting of the law of supply and its sections. As a defense it was stated that the supply law was not applicable and in the end the sections of that law and the Resolutions were declared unconstitutional. The declaration of unconstitutionality means that these sections can not be the basis of the Resolutions of the Ministry of Commerce and therefore are inapplicable to the legal entities that participated in the trial (La Capital Cable and the companies grouped by the ATVC).

Although the decision of the Federal Court that declared unconstitutionality is not yet final, considering it was appealed by the National Government, existing uncertainty about the result of such appeal, the Company’s Management, with the assistance of its legal advisors, considers that it has solid arguments for its defense.

TELECOM ARGENTINA S.A.

3)           Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting held on April 24, 2019, decided, among other issues, the following:

(a)   To approve the Annual Report and the financial statements of Telecom as of December 31, 2018;

(b)  To approve the Board of Directors proposal expressed in purchasing power of the currency of March 31, 2019 using the National Consumer Price Index (National CPI), consisting of the following distribution of Retained earnings as of December 31, 2018 ($30,102,883,523): (i) $297,363,703 to the constitution of Legal Reserve; (ii) $6,300,000,000 to cash dividends; (iii) $7,045,307,602 to “Facultative reserve for future dividends payments”; and (iv) $16,460,212,218 a “Facultative reserve to maintain the capital investment level and the current level of solvency”;

(c)   To approve cash dividends for a total amount of $6,300,000,000 (equivalent to $ 2.925214779 per each share of $1 nominal value oustanding to date) that were available to shareholders on May 7, 2019; and

(d)   To delegate broad powers to the Board of Directors of the Company so that, depending on the evolution of the business, it may order the total or partial reversal, in one or more times, of a sum of up to $7,045,307,602 of the “Facultative reserve for future cash dividends “ and its distribution to shareholders as cash dividends, being these delegated powers able to be exercised until December 31, 2019.

4)           Guaranteed export credit line

On May 7, 2019, the Company submitted a proposal for an export credit line for a total amount of up to US$ 96 million to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, lead coordinators and guarantors of residual risk, (ii) JPMorgan Chase Bank, N.A., London Branch, as a financing agent and ECA bank, (iii) Banco Santander, S.A. as a bank of documentation and (iv) Banco Santander Río S.A. as a local custody agent, which was accepted on the same date.

The line of credit will be guaranteed by Finnvera plc, the official export credit agency of Finland, which will grant a bond in favor of the lenders subject to certain terms and conditions.

The financing consists of a tranch “A” and a tranch “B” whose disbursed capital will accrue compensatory interest at an annual rate equivalent to LIBO plus 1.04 percentage points payable semiannually and will be payable in 14 equal and consecutive semiannual installments.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, the value of certain national goods and services and the total payment of the Finnvera surplus equivalent to 7.82% of the total amount committed by the lenders under the line of credit.

5)           Provisions of the Núcleo General Ordinary Shareholders’ meeting

The Núcleo General Ordinary and Extraordinary Shareholders’ meeting held on April 23, 2019, approved the distribution of cash dividends for Gs. 90,000 million (equivalent to approximately $ 630 million) that will be available to shareholders during May 2019.

6)           Public Tender Offer (PTO) due to change of control by CVH

On May 9, 2019, and in relation to the PTO, as detailed in Note 27 a) to the Consolidated Financial Statements as of December 31, 2018, the Company received a communication from CVH informing that the Civil and Commercial Federal Court No. 3 ordered to extend the term of validity of the precautionary measure with the established scope, for a period of 3 months from its expiration.

Mariano Ibáñez
Vice-president

“Free translation from the original in Spanish for publication in Argentina”

LIMITED REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Telecom Argentina S.A.

Legal address: Alicia Moreau de Justo 50

City of Buenos Aires

Tax Code No.:  30-63945373-8

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of Telecom Argentina S.A. and its subsidiaries (hereinafter, “the Company”), which comprise the consolidated statement of financial position as of March 31, 2019, the consolidated statements of income and of comprehensive income for the three-month period ended March 31, 2019, the consolidated statements of changes in equity and of cash flows for the three-month period ended March 31, 2019 and selected explanatory notes.

The balances and other information for the fiscal year 2018 and interim periods are an integral part of the above-mentioned financial statements and therefore they should be considered in relation with those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), as approved by the International Accounting Standards Board (IASB), which have been adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and incorporated by the National Securities Commission (CNV) to its regulations and is therefore responsible for the preparation and presentation of the interim condensed consolidated financial statements mentioned in the first paragraph, in accordance with International Accounting Standard No. 34 “Interim Financial Information” (IAS 34).

Scope of our review

Our review was limited to the application of the procedures established under International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” (ISRE 2410), approved by the International Auditing and Assurance Standards Board (IAASB) and adopted as a review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE. A review of interim financial information consists of inquiries of Company personnel responsible for preparing the information included in the interim condensed consolidated financial statements and of analytical and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not enable us to obtain assurance that we would became aware of all significant matters that could be identified in an audit. Therefore, we do not express an opinion on the consolidated financial position, the consolidated comprehensive income and the consolidated cash flow of the Company.

Conclusion

On the basis of our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements mentioned in the first paragraph of this report are not prepared, in all material respects, in accordance with International Accounting Standard No. 34.

Emphasis of matter

Without modifying our conclusion, we would like to emphasize the information contained in Note 27.2) to the interim condensed consolidated financial statements, which describes the situation related to the resolution issued by the regulator to calculate the monthly fee payable by the users of television services, whose decision cannot be foreseen to date.

Report on compliance with current regulations

In compliance with provisions currently in force, we inform, as regards Telecom Argentina S.A., that:

a)        The interim condensed consolidated financial statements of Telecom Argentina S.A. are transcribed into the “Inventory and Balance Sheet” book and are in compliance, as regards matters within our field of competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)        The separate interim financial statements are derived from accounting records kept in their formal respects in conformity with legal provisions;

c)         We have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)        As of March 31, 2019, the debt of Telecom Argentina S.A. accrued in favor of the Argentine Integrated Social Security System, as shown by the Company’s accounting records, amounted to $752,430,293, and was not due at that date.

City of Buenos Aires, May 9, 2019

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Carlos A. Pace
Public Accountant (UBA)
C.P.C.E.C.A.B.A. T° 150 F° 106

CORPORATE INFORMATION

•             INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•             STOCK MARKET INFORMATION (Source: Bloomberg)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
1Q18	156.20	124.85	6.5
2Q18	126.90	102.55	8.5
3Q18	147.00	97.7	5.8
4Q18	140.00	107.9	3.6
1Q19	127.50	110.5	3.0

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
1Q18	39.55	31.09	12.7
2Q18	31.14	17.74	24.5
3Q18	20.21	15.91	20.1
4Q18	18.95	14.20	11.9
1Q19	16.62	14.41	14.9

* Calculated at 1 ADS = 5 shares

•             INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
Alicia Moreau de Justo 50, 10th Floor
(1107) Autonomous City of Buenos Aires
Argentina
Tel: 54-11-4968-3628

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179
Attn: Depositary Receipts Group
Tel: +1 212 622 5935

•             INTERNET http://institucional.telecom.com.ar/inversores/

•             DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 17, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations